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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                                  SCHEDULE TO/A
                                (Final Amendment)
                                 (Rule 14d-100)
                      Tender Offer Statement Under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                          ALARIS MEDICAL SYSTEMS, INC.
                        (Name of Subject Company--Issuer)
                               BLUE MERGER CORP.,
                          a wholly owned subsidiary of
                              CARDINAL HEALTH, INC.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    011637105
                      (CUSIP Number of Class of Securities)

                                Paul S. Williams
                Executive Vice President, Chief Legal Officer and
                                    Secretary
                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017
                            Telephone: (614) 757-5000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: None. Filing Party: Not applicable. Form or Registration
    No.: Not applicable. Date Filed: Not applicable.
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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      This Final Amendment (the "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission (the "Commission") on May 28, 2004 by Cardinal Health, Inc., an Ohio corporation ("Cardinal Health"), and Blue Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal Health ("Subcorp"), as amended by Amendment No. 1 filed with the Commission on June 1, 2004, Amendment No. 2 transmitted for filing with the Commission on June 14, 2004, and Amendment No. 3 filed with the Commission on June 22, 2004, relating to the offer by Subcorp to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ALARIS Medical Systems, Inc., a Delaware corporation ("ALARIS"), for $22.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer").


ITEM 11.  ADDITIONAL INFORMATION

      Item 11 of the Schedule TO is hereby amended and supplemented by the following:

            On Monday, June 28, 2004, Cardinal Health issued a press release filed as Exhibit (a)(5)(F) to the Schedule TO, as amended, announcing the expiration of the Offer. The Offer expired at midnight, New York City time, on June 25, 2004. All Shares validly tendered (and not withdrawn) prior to the expiration of the Offer have been accepted for payment and will be purchased promptly. Pursuant to the Offer, 67,323,950 Shares were tendered and not withdrawn, representing approximately 92.4 percent of the total number of Shares outstanding. In addition, 4,586,107 Shares were tendered into the Offer by receipt of notice of guaranteed delivery. Collectively, this represents approximately 98.7 percent of the total number of Shares outstanding.

            On Monday, June 28, 2004, 1,572,603 Shares that were tendered into the Offer by notice of guaranteed delivery were delivered to the Depositary, along with 22 additional Shares that were not reflected in the above totals.

ITEM 12.  EXHIBITS

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(5)(F)    Press Release issued by Cardinal Health dated June 28, 2004.


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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  June 28, 2004

                                    BLUE MERGER CORP.



                                    By:      /s/ PAUL S. WILLIAMS
                                        ----------------------------------------
                                        NAME:  PAUL S. WILLIAMS
                                        TITLE: EXECUTIVE VICE PRESIDENT, CHIEF
                                               LEGAL OFFICER AND SECRETARY


                                    CARDINAL HEALTH, INC.


                                    By:     /s/ PAUL S. WILLIAMS
                                       -----------------------------------------
                                       NAME:  PAUL S. WILLIAMS
                                       TITLE: EXECUTIVE VICE PRESIDENT,
                                              CHIEF LEGAL OFFICER AND SECRETARY

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                                  EXHIBIT INDEX



(a)(5)(F)    Press Release issued by Cardinal Health dated June 28, 2004.